DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

03032448

September 29, 2003

file number: 50237-00001

SEC MAIL PROCESSING RECEIVED OCT 01 2003 WASH, D.C. 155 SECTION

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein
Legal Assistant

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

DO/tzc
Encls.

dlw 10/2

Exemption No. 82-3779

September 29, 2003

SEC MAIL PROCESSING
RECEIVED
OCT 01 2003
WASH. D.C. 155 SECTION

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	August 15, 2003
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	September 17,2003
(e)	News Releases	September 19, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	September 17, 2003
(e)	News Releases	September 19, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor Major Transaction – Exchange Form 5C	Not Applicable

(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not applicable
(b)	Quarterly Interim Financial Statements	September 17, 2003
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (Section 267 AND 293) Form 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 267 ET 293) FORMULAIRE 1-04

Yukon
Community Services
Services aux collectivités

1. CORPORATION NAME:
GTECH INTERNATIONAL RESOURCES LIMITED

2. CORPORATE ACCESS NUMBER:
28530

3. PHYSICAL REGISTERED OFFICE ADDRESS
Suite 200, 304 Jarvis Street, Whitehorse, YT, Y1A 2H2

4. MAILING ADDRESS
Same as above.

5. FOR THE YEAR ENDING:
May 28, 2003

6. DATE OF

YYYY	MM	DD
1968	05	28

[ ] INCORPORATION [ ] REGISTRATION [ ] AMALGAMATION [X] CONTINUATION

7. **DIRECTORS**

NAME	ADDRESS
A.J. (Jim) McFaull	5 - 100 Lewes Boulevard, Whitehorse, YT, Y1A 3W1
Ian Alistair Dennis	2 Holdsworth Avenue, Greenwich, NSW, 2065, Australia
Frederick Bart	98 Victoria Road, Bellevue Hill, Sydney, NSW, 2023, Australia
Mervyn Jacobson	Flat 4, 34 St. Georges Drive, London, SWIV 4BN, England

8. **OFFICERS (example: President, Secretary, etc.)**

NAME	OFFICE HELD
Ian Alistair Dennis	President and Secretary
Mervyn Jacobson	Chairman of the Board

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. **Directors Form 1-03**
2. **Registered office address Form 1-02, 11-04**
3. **Attorney(s) Address(es) 11-03**
4. **Articles, statements**

9. DATE	SIGNATURE	TITLE
15 August 2003	[signature]	PRESIDENT

Exemption No. 82- 3779

Gtech International Resources Limited

Level 9, 185 Macquarie Street
Sydney NSW 2000
Australia
Tel 612 9233 5015
Fax 612 9232 5313
Email iandennis@gtg.com.au http://wwwgtechinternational.com

17 September 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver BC
V7Y 1L2 Canada

Dear Sir,

Enclosed is a copy of the Quarterly Report for the period ended 31 July 2003 for Gtech International Resources Limited (Code GCH).

This report was mailed to shareholders on the Supplementary List on 17 September 2003.

Yours faithfully,

"Ian Dennis"

I A Dennis
President

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED
c/o Genetic Technologies Limited
Level 9, 185 Macquarie Street
Sydney, NSW 2000 Australia
Telephone: (612) 9233 5015
Fax: (612) 9232 5313
Email iandennis@gtg.com.au http://www.gtechinternational.com

SEC MAIL PROCESSING RECEIVED OCT 01 2003 WASH, D.C. 155 SECTION

PRESS RELEASE

September 19, 2003

Sydney, Australia... September 17 2003... Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH-TSX-V)** reports on the activities of the Company for the quarter ended July 31, 2003.

Corporate Activities

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. Once the directors of the Company have identified a suitable biotechnology project for the Company, they anticipate calling a special meeting of the shareholders to vote on the change of business for the Company.

Exploration Projects

The Company's Revenue Creek property in the Yukon was sold to ATAC Resources Limited in the last financial year. The Company retains a 2% NSR from which ATAC Resources Limited can purchase 1% for $300,000 and another 0.5% for $300,000 which would leave the Company with a balance of 0.05% NSR.

The Company still retains a 1.5% NSR on the Aurex Property in the Yukon which has been acquired pursuant to an option agreement by Expatriate Resources Limited. Expatriate Resources Limited may purchase this NSR at any time for $1,000,000. The Aurex property is now controlled by StrataGold Corporation and the royalty interest has been assigned from Expatriate Resources Limited to StrataGold Corporation.

Financial Conditions

Revenue for the quarter ended July 31, 2003 consisted of interest received of $961 (2002 - $209).

The Company reported a net profit for the quarter ended July 31, 2003 of $294 or $0.0001 per share compared with a loss of $6,565 in the prior year, or $0.00017 per share. Total expenses for the quarter ended July 31, 2003 were $667 (2002 - $6,939).

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. None of the projects investigated to date have been suitable for acquisition by the Company. Of the $130,000 raised under the May 2001 private placement, $27,062 remains to be incurred on seeking biotechnology opportunities.

Liquidity and Solvency

As at July 31, 2003, the Company had cash on hand of $281,453 (2002 - $102,517), which is sufficient to meet the Company's ongoing corporate and administrative obligations as they become due and includes $27,062 remaining from the private placement to be applied towards the continuing investigation of biotechnology opportunities. The Company also holds shares in listed Canadian public companies with a market value at July 31, 2003 of $96,000. The major shareholder, Genetic Technologies Limited (ASX – GTG) has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

The Company maintains a web site at www.getechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*
Ian A. Dennis,
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-3779

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 01 2003
WASH. D.C. 155

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	July 31, 2003	2003/09/17

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.gtechinternational.com

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2003/09/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2003/09/17

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses

For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the three month period ended 31 July 2003 in Schedule A.

An amount of $Nil was paid to Genetic Technologies Limited during the period (2002 – $Nil) to review potential projects for the Company.

2. Related Party Transactions:

On 9 May 2003, the parent company, Genetic Technologies Limited exercised its 1,300,000 warrants at C$0.14 raising and additional C$182,000 cash. As a result of the exercise of the warrants, Genetic Technologies Limited now owns 3,918,499 shares in the Company representing 78.22% of the issued common shares.

Apart from the above, there were no related party transactions during the period.

3. Summary of Securities issued and options granted during the period:

(a) During the period 1,300,000 warrants were exercised on 9 May 2003 at C$0.14 raising C$182,000 cash. Apart from the exercise of these warrants, there were no securities issued during the period.

4. Summary of securities as at July 31, 2003:

(a) Authorized share capital: unlimited number of common shares without par value.

(b) Shares issued and outstanding: 5,009,667 common shares; Recorded value: $4,820,710.

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		

5. Number of common shares held in escrow: Nil

   Number of common shares subject to pooling: Nil

6. Directors:
   Dr Mervyn Jacobson
   Fred Bart
   Ian Dennis
   Jim McFaull

   Officers:
   Chairman – Dr Mervyn Jacobson
   President and Secretary – Ian Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

The Directors anticipate that once they have identified a suitable biotechnology project that they will call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The remaining Yukon exploration project, Revenue Creek, which was optioned several years ago was finalised during the year. ATAC Resources Limited paid C$5,000 plus issue 200,000 common shares in ATAC Resources Limited to the Company in full satisfaction of the option. Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net profit for the three-month period ended July 31, 2003 of $294 compared to a net loss of $6,565 for the three-month period ended July 31, 2002. Total expenses for the three-month period ended July 31, 2003 were $667 compared to the three-month period ended July 31, 2002 of $6,939. There were costs of Nil in the three-month period ended 31 July 2003 compared to Nil incurred in the three-month period ended July 31, 2002 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the three-month period ended July 31, 2003 consisted of interest received of $961 compared to the three-month period July 31, 2002 of $209.

SUBSEQUENT EVENTS

There are no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On 9 May 2003, the Company raised C$130,000 by the exercise of 1,300,000 warrants at a price of C$0.14 per unit to Genetic Technologies Limited, the parent corporation of the Company. The subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 3,918,499 shares in the Company representing 78.22% of the issued capital of the Company.

During the three-month period the Company incurred expenses amounting to C$Nil (Quarter ended July 31, 2002 - $Nil) in relation to pursuing biotechnology business opportunities.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Three-month Period ended 31 July 2003	Three - month period ended 31 July 2002
Balance of proceeds from May 2001 private placement	27,062	27,062
Amount applied towards seeking biotechnology opportunities during the period	-	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the quarter ended 31 October 2003 on seeking biotechnology opportunities	27,062	27,062

LIQUIDITY AND SOLVENCY

As at July 31, 2003, the Company had cash on hand of $281,453, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at July 31, 2003 of C$94,000.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A X
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	July 31, 2003	2003/09/17

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.gtechinternational.com

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
Ian Dennis"	IAN DENNIS	2003/09/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2003/09/17

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDING
31 JULY 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

GTECH INTERNATIONAL RESOURCES LIMITED
BALANCE SHEET AS AT 31 JULY 2003
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 JULY 2003 $	30 APRIL 2003 $	31 JULY 2002 $
Assets			
Current assets			
Cash	281,453	102,517	127,548
Investment in securities	84,000	84,000	84,000
Sundry debtors	221	63	532
Total Current Assets	365,674	186,580	212,080
Total Assets	365,674	186,580	212,080
Current Liabilities			
Accounts payable and accrued liabilities	-	3,200	671
Net Assets	365,674	183,380	205,369
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 5,009,667 shares	4,820,710	4,638,710	4,638,710
Deficit	(4,455,036)	(4,455,330)	(4,433,341)
Total Shareholder Equity	$365,674	183,380	224,032

Original approved by the Directors:

"Fred Bart" Fred Bart – Director

"Ian Dennis" Ian Dennis – Director

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED 31 JULY 2003 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 July 2003 $	3 Months ended 31 July 2002 $
Revenue		
Interest received	961	209
Other income	-	165
	961	374
Expenses		
Audit and legal	(823)	2,275
Loss on sale of shares	-	3,250
Office, stock exchange fees and shareholder communications	1,490	1,414
Project generation	-	-
Total Expenses	667	6,939
Net profit (loss) for the period	294	(6,565)
Deficit at the beginning of the period	(4,455,330)	(4,426,776)
Deficit at the end of the period	(4,455,036)	(4,433,341)
Earnings (Loss) per share	$0.0001	$(0.0017)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 JULY 2003 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 July 2003	3 Months Ended 31 July 2002
Cash provided by (used in)		
Operating activities		
Net profit (loss)	294	(6,565)
Items not affecting cash		
Loss on sale of shares	-	3,250
Changes in non-cash working capital		
Sundry debtors	(158)	1,486
Accounts payable and accrued liabilities	(3,200)	3,512
	(3,064)	1,683
Investing activities		
Proceeds from sale of shares	-	9,875
	-	9,875
Financing activities		
Proceeds from private placement	182,000	-
Net increase (decrease) in cash held	178,936	11,558
Cash, beginning of period	102,517	115,990
Cash, end of period	281,453	127,548

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the three month period ended 31 July 2003

These notes should be read in conjunction with the Audited Financial Statements for the year ended 30 April 2003.

1. Share Capital

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2003	3,709,667	$4,638,710
Balance, July 31, 2003	5,009,667	$4,820,710

Summary of options outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		

2. Related Party Transactions

On 9 May 2003, the parent company, Genetic Technologies Limited exercised its 1,300,000 warrants at C$0.14 raising and additional C$182,000 cash. As a result of the exercise of the warrants, Genetic Technologies Limited now owns 3,918,499 shares in the Company representing 78.22% of the issued common shares.

Apart from the above, there were no related party transactions during the period.

3. Segmented Information

As at 31 July 2003 all the assets of the Company amounting to $365,674 were in Canada. The revenue earned by the Company during the three-month period ended 31 July 2003 was interest received of $961, which was earned in Canada.